EXHIBIT 99.2

                               SEABRIDGE GOLD INC.
                             REPORT TO SHAREHOLDERS
                           QUARTER ENDED JUNE 30, 2004

2ND QUARTER HIGHLIGHTS

o Drilling improves size and grade of Courageous Lake deposit
o $5.4 million private placement equity financing closed
o Trading on American Stock Exchange commences

PROJECTS

The first eight diamond drill holes from this summer's program at the Company's 100% owned Courageous Lake property in the Northwest Territories have been drilled and assayed. The results confirm the strong potential for a significant expansion in size and grade of the multi-million ounce FAT deposit, already Canada's largest known undeveloped gold project. Drilling has now resumed with an additional rig to increase meterage during the short summer season.

The 2004 core drilling program at Courageous Lake was designed to test three of nine new bulk mineable gold targets identified in the 2003 summer field program and to upgrade the resource model for the FAT deposit. Approximately 3,000 meters have been drilled to date in eight holes. Another 12 core holes previously drilled into the FAT deposit by Noranda are now being sampled with assay results expected in late August. Most of this core was not sampled and assayed by Noranda.

Holes CL-004 through CL-006 were designed to test for the possible southern extension of the three main mineralized zones which comprise the FAT deposit. This potential was not fully explored by previous operators of the FAT deposit because the ground to the south was independently owned. Seabridge recently acquired control of the last remaining claim south of the FAT deposit, consolidating the land position under one ownership for the first time. The three holes drilled this summer confirm the extension of all three mineralized zones to the south of the known deposit for at least 300 meters. Results from these three holes are as follows:


------------------------------------------------------------------------------
  DRILL HOLE ID        FROM            TO          INTERVAL      GOLD GRADE
                     (METERS)       (METERS)       (METERS)        (G/T)
------------------------------------------------------------------------------
      CL-004           174.4          196.9           22.5          1.32
------------------------------------------------------------------------------
      CL-005            31.0           37.0            6.0          3.94
                       183.4          187.9            4.5          1.23
                       200.9          203.8            2.9          1.12
------------------------------------------------------------------------------
      CL-006           107.7          124.0           16.3          3.28
                       209.7          244.2           34.5          3.91
------------------------------------------------------------------------------

CL-004 and CL-005 were likely located too far west to intersect the main mineralized zones. CL-006 found the target zones with the first zone encountered approximately 75 meters from surface, 300 meters south of the FAT deposit. Seabridge plans immediately to commence a new 6,000-meter program to drill this 300-meter extension on 50-meter sections so as to define a new resource. It is important to note that the grade encountered in CL-006 is approximately 80% higher than the average grade of the FAT deposit resource model.

Hole CL-008 was designed to upgrade inferred resources within the heart of the FAT deposit. These inferred resources generally lie between the upper portion of the deposit drilled intensively by Placer Dome and the lower part of the deposit drilled intensively from underground by Noranda. The better-than-expected results from CL008 not only successfully upgraded inferred resources, but also encountered wider zones of mineralization (+23%) and higher grades (+67%) than predicted by the FAT deposit block model. A comparison of actual versus expected results are as follows:


--------------------------------------------------------------------------------------------------------
             ACTUAL RESULTS FROM CL-008                 PREDICTED RESULTS FROM BLOCK MODEL
--------------------------------------------------------------------------------------------------------
    FROM        TO        INTERVAL   GOLD GRADE       FROM          TO       INTERVAL   GOLD GRADE
  (METERS)    (METERS)    (METERS)     (G/T)       (METERS)     (METERS)    (METERS)       (G/T)
--------------------------------------------------------------------------------------------------------
   269.1       347.4        78.3       2.98          277.3       341.1        63.8          1.78
--------------------------------------------------------------------------------------------------------

Seabridge intends to drill additional infill holes in the current program. The 12 Noranda holes now being sampled and assayed will also assist in upgrading the inferred resource.

The better-than-expected drill results from the current program point to the potential for a significant enhancement of the FAT deposit resource model and mine plan. Therefore, on the recommendation of Hatch, Seabridge has elected to reschedule the completion of their engineering study, originally scheduled for completion in July, until the 2004 drilling program has been completed and the data incorporated into a revised resource model and mine plan. Hatch estimates that their final report should now be completed in December 2004. Seabridge is also considering a larger drill program to upgrade the inferred resource as would be required for a feasibility study.

THE GOLD MARKET

Gold investors have understandably been frustrated by the gold price and gold equities in the past quarter, particularly by the sinking liquidity for junior gold shares, despite excellent fundamentals for gold itself. The problem is that investors have continued to believe in a strong economic recovery and rising interest rates taking the US dollar higher in a low inflation environment. If such an environment were to occur, general equities and bonds would certainly both be better investments than gold and gold shares and this is what we have seen in financial markets until very recently. The momentum money has been flowing out of gold.

But reality always finds a way of interrupting illusion. US GDP for the 2(degree)a quarter showed slower growth and higher inflation, the opposite of expectations and Mr. Greenspan's predictions. Now, the July job creation numbers have provided further evidence that the US economy is not creating jobs at an acceptable rate and the US dollar immediately weakened while gold rose sharply. Meanwhile, inflation expectations have begun to rise with the oil price.

It has always been our contention at Seabridge that the key to a higher gold price is not terrorism or an oil shortage but rather declining confidence in financial assets and paper currencies. The fundamentals for these assets are growing weaker by the day but investor confidence has remained complacent. This complacency is now being tested by reality and we believe that the time for gold to resume its climb may now be close at hand.

FINANCIAL RESULTS

During the three month period ended June 30, 2004, Seabridge posted a loss of $517,000 ($0.02 per share) compared to a $231,000 loss ($0.01 per share) for the same period last year. Also, during the quarter ended June 30, 2004, the Company invested cash of $761,000 in mineral projects compared to $3,604,000 for the same period last year. At June 30, 2004 net working capital was $5,914,000 compared to $1,886,000 at December 31, 2003. During the quarter ended June 30, 2004, the Company closed a private placement for gross proceeds of $5,400,000 consisting of 1.2 million shares at $4.50 per share.

ON BEHALF OF THE BOARD OF DIRECTORS,

Rudi P. Fronk
President and Chief Executive Officer
Toronto, Canada
August 11, 2004

 SEABRIDGE GOLD INC.
 Consolidated Balance Sheets
 June 30, 2004 and December 31, 2003
 (000's of Canadian dollars)
                                                                         June 30,         December 31,
                   ASSETS                                                   2004              2003
                                                                    -------------        --------------
 Current Assets                                                       (unaudited)

       Cash and cash equivalents                                    $         929        $       1,552
       Cash for exploration expenditures                                      356                1,527
       Short-term deposits                                                  4,594                  891
       Accounts receivable                                                    176                  134
       Marketable securities                                                  115                  115
       Prepaid expenses                                                        43                    5
                                                                ---------------------------------------
                                                                            6,213                4,224

 Mineral Interests (Note 2)                                                18,086               16,635
 Investment                                                                   749                  749
 Reclamation Deposits                                                       1,000                1,225
 Capital Assets                                                                32                   36
                                                                ---------------------------------------
                                                                    $      26,080         $     22,869
                                                                =======================================

                   LIABILITIES
 Current Liabilities
       Accounts payable and accrued liabilities                     $         299         $        393
       Due to vendors - Courageous Lake property                                -                1,945
                                                                ---------------------------------------
                                                                              299                2,338

 Provision for Reclamation Liabilities (Note 3)                             1,241                1,189
 Minority Interest                                                            208                  189
                                                                ---------------------------------------
                                                                            1,748                3,716
                                                                ---------------------------------------
                   SHAREHOLDERS' EQUITY
 Share Capital (Note 4)                                                    40,053               34,470
 Stock Options                                                                692                  610
 Share Purchase Warrants                                                      101                  179
 Contributed surplus                                                           20                   20

 Deficit                                                                 (16,534)             (16,126)
                                                                ---------------------------------------
                                                                           24,332               19,153
                                                                ---------------------------------------
                                                                    $      26,080         $     22,869
                                                                =======================================


On Behalf of the Board of Directors

/s/ Rudi P. Fronk                   /s/ James S. Anthony
---------------------------         -----------------------------
Rudi P. Fronk                       James S. Anthony
Director                            Director

SEABRIDGE GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT FOR THE PERIODS ENDED JUNE 30,
2004 AND 2003 (unaudited, 000's of Canadian dollars, except loss per share)


                                                          THREE MONTHS ENDED JUNE 30,               SIX MONTHS ENDED JUNE 30,
                                                            2004               2003                  2004              2003
                                                       -----------------------------------------------------------------------------

 ADMINISTRATIVE AND GENERAL EXPENSES
       Management and consulting fees                       $      198         $      164           $      407                315
       Stock option compensation                                    36                 12                  103                 12
       Investor communications and exchange fees                   170                 53                  366                 91
       Professional fees                                            59                 10                   91                 34
       Office and general                                           38                 26                   73                 70
       Accretion of asset retirement obligations                    26               -                      52              -
        (Note 3)
       Amortization                                                  1               -                       2                  1
                                                       ---------------------------------------  ------------------------------------
                                                                   528                265                1,094                523
                                                       ---------------------------------------  ------------------------------------
       Interest income                                             (23)               (41)                 (38)               (73)
       Gain on sale of marketable securities                      -                  -                     (75)             -
       Foreign exchange gains                                      (6)                  5                  (29)                 8
       Interest expense - debentures                              -                     2                -                     12
       Minority interest                                          -                                         19              -
                                                       ---------------------------------------  ------------------------------------
 NET LOSS BEFORE INCOME TAXES                                     (499)              (231)                (971)              (470)
 Income tax recoveries (expense) (Note 4)                          (18)                                    563              -
                                                       ---------------------------------------  ------------------------------------
 PROFIT (NET LOSS) FOR THE PERIOD                                 (517)              (231)                (408)              (470)
 DEFICIT, BEGINNING OF PERIOD                                  (16,017)           (15,026)             (16,126)           (14,787)
                                                       ---------------------------------------  ------------------------------------
 DEFICIT, END OF PERIOD                                     $  (16,534)        $  (15,257)          $  (16,534)        $  (15,257)
                                                       =======================================  ====================================

 BASIC AND DILUTED INCOME (LOSS) PER SHARE                  $    (0.02)        $    (0.01)          $    (0.01)        $    (0.02)
                                                       =======================================  ====================================
 WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING              28,908,118         24,826,576           28,280,618         24,665,746
                                                       =======================================  ====================================

 CONSOLIDATED STATEMENTS OF CASH FLOWS
 FOR THE PERIODS ENDED JUNE 30, 2004 AND 2003
 (unaudited, 000's of Canadian dollars)

                                                          THREE MONTHS ENDED JUNE 30,               SIX MONTHS ENDED JUNE 30,
                                                            2004               2003                  2004              2003
                                                       -----------------------------------------------------------------------------

 CASH PROVIDED FROM (USED FOR) OPERATIONS
       Profit (net loss) for the period                     $     (517)        $     (231)           $    (408)        $     (470)
       Items not involving cash
           Interest expense - debentures                          -                     2                    -                 12
           Stock option compensation                                36                 12                  103                 12
           Amortization                                              1               -                       2                  1
        Accretion of asset retirement obligations                   26               -                      52              -
          (Note 3)
        Minority interest                                         -                  -                      19              -
        Income tax recoveries (Note 4)                            -                  -                    (581)             -
       Changes in non-cash working capital items
        (Increase) Decrease in accounts receivable                 (46)               (20)                 (57)                17
        Increase (Decrease) in accounts payable                    (6)                (8)                  (30)               (20)
                                                       ---------------------------------------  ------------------------------------
                                                                  (506)              (245)                (900)              (448)
                                                       ---------------------------------------  ------------------------------------
 INVESTING ACTIVITIES

       Mineral properties                                         (761)            (3,604)              (3,481)            (3,970)
       Recovery of deferred exploration expenditures              -                  -                    -                   152
       Recovery of Reclamation deposit                            -                  -                     225              -
       Capital assets                                                                  (5)                                     (5)
       Investment                                                 -                  -                                       (749)
       Short-term deposits                                      (4,369)              -                  (3,703)             2,126
                                                       ---------------------------------------  ------------------------------------
                                                                (5,130)            (3,609)              (6,959)            (2,446)
                                                       ---------------------------------------  ------------------------------------
 FINANCING ACTIVITIES
       Issue of share capital                                    5,962              2,306                6,065              4,637
                                                       ---------------------------------------  ------------------------------------
 NET CASH PROVIDED (USED)                                          326             (1,548)              (1,794)             1,743
 CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                    959              4,171                3,079                880
                                                       ---------------------------------------  ------------------------------------
 CASH AND CASH EQUIVALENTS, END OF PERIOD                  $     1,285        $     2,623           $    1,285        $     2,623
                                                       =======================================  ====================================

 CASH AND CASH EQUIVALENTS, END OF PERIOD
       Cash and cash equivalents                           $       929        $     2,623           $      929        $     2,623
       Cash for exploration expenditures                           356           -                         356           -
                                                       ---------------------------------------  ------------------------------------
                                                           $     1,285        $     2,623           $    1,285        $     2,623
                                                       =======================================  ====================================

MANAGEMENT'S REPORT
The management of Seabridge Gold Inc. is responsible for the preparation of the consolidated financial statements. Management maintains an internal control system in order to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts determined in accordance with estimates and judgments made by management.

The Board of Directors, through the Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The financial statements of the Company have been approved by the Board of Directors.

Rudi P. Fronk
President & CEO
August 11, 2004

NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2004
(unaudited, in Canadian dollars, except where noted)

1. BASIS OF PRESENTATION These interim consolidated financial statements of the Company do not include all the disclosures as required under Canadian generally accepted accounting principles for annual financial statements, however, the interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements, except for the change, as described in Note 3. The interim consolidated financial statements should be read in conjunction with Seabridge's annual consolidated financial statements included in its 2003 Annual Report.

2.   MINERAL INTERESTS
     Expenditures on projects during the six-month period ended June 30, 2004 were as follows (in thousands):

                                      Balance,
                                    December 31,   Expenditures    Expenditures      Balance,
                                       2003         Quarter 1       Quarter 2      June 30, 2004
                                  --------------- -------------- ---------------  --------------
 Courageous Lake                   $     9,861      $    543         $    729        $   11,133
 Castle Black Rock                         278             1                                279
 Grassy Mountain                         2,752            74               44             2,870
 Hog Ranch                               1,052             -                -             1,052
 Ken-Sulphurets                            524             -                1               525
 Quartz Mountain                           443             -                -               443
 Red Mountain                              427            33               27               487
 Pacific Intermountain Gold (1)          1,187           (29)              28             1,186
 Other Nevada projects                     111             -                -               111
                                  --------------- -------------- ---------------  --------------
                                   $    16,635      $    622         $    829        $   18,086
                                  --------------- -------------- ---------------  --------------

     1. During the six-month period, the Company received 100,000 shares from the property optionee valued at $50,000. This amount has been netted against expenditures.

3.   CHANGES IN ACCOUNTING POLICY
     On January 1, 2004 the Company retroactively adopted the new recommendations of Canadian Institute of Chartered Accountants ("CICA") handbook section 3110, Asset Retirement Obligations ("HB3110"). Under this standard, future costs of asset retirement have been recognized and recorded as a liability at fair value. The fair value of the asset retirement obligations was calculated using the total undiscounted cash flows required to settle estimated obligations of $1,189,000, expected timing of cash flow payments required to settle the obligations, credit-adjusted risk-free discount rate of 8.76% and an inflation rate of 2.0%. There was no material effect on the prior period financial statements for the change in the method of accounting for asset retirement obligations.

     The continuity of the reclamation liability for the six-month period ended June 30, 2004 was as follows:

         ------------------------------------------------------------
         Balance, December 31, 2003                   $1,189,289
         Accretion expense                                52,080
         ------------------------------------------------------------
         Balance, June 30, 2004                       $1,241,369
         ------------------------------------------------------------

     Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants new Accounting Guideline 13 Hedging Relationships relating to the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. The application of this standard had no effect on the Company's hedge accounting in 2003 or 2004.

4.   SHARE CAPITAL

     During the six-month period, the following common shares were issues:

                                                                         Amount
                                                       Shares             (,000)
                                                --------------     -------------
Balance, December 31, 2003                         27,584,785          $ 34,470
For cash, private placement                         1,200,000             5,400
For cash, exercise of warrants                        225,000               563
Value of warrants exercised                                                  78
For cash, exercise of stock options                    75,000               102
Value of stock options exercised                            -                21
Renunciation of flow-through share value (1)                -             (581)
                                                --------------     -------------
Balance, June 30, 2004                             29,084,785          $ 40,053
                                                --------------     -------------

     (1) In February 2004, the Company renounced $1,608,000 in Canadian Exploration Expenditures to investors of flow-through shares in 2003. The tax value of this renunciation has been recorded as a liability and charged against share capital. Since the Company has a valuation allowance which reduces the future income tax assets, the valuation allowance has been reduced and an income tax recovery has been recognized in the statement of operations.

     (2) During the six-month period ended June 30, 2004, 37,500 options exercisable at $5.65 each and 25,000 options exercisable at $4.60 each were granted to officers, employees and consultants. The fair value of options granted during the six-month period was estimated on the dates of grant using a Black-Scholes optionpricing model with the following weighted average assumptions:

           Dividend yield                                 Nil
           Expected volatility                            40%
           Risk free rate of return                      4.0%
           Expected life of options                   3 years

     Weighted average fair value of options granted during the period was $1.65 per option granted, resulting in an expense totaling $103,147. These options are exercisable for five years and vested immediately upon granting.

5.   RELATED PARTY TRANSACTIONS
     During the six-month period ended June 30, 2004; a private company controlled by a director of the Company was paid $9,000 for technical services provided by his company related to the mineral properties; a private company controlled by a second director was paid $60,000 for consulting services rendered.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004

This Management Discussion and Analysis is dated August 11, 2004 and reflects the three-month and six-month periods ended June 30, 2004 and should be read in conjunction with the consolidated financial statements and the Management Discussion and Analysis included in the 2003 Annual Report. The Company also published an Annual Information Form dated May 18, 2004 and a 20-F Report dated June 25, 2004 filed with the US. Securities and Exchange Commission. These documents along with others published by the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml or from the office of the Company.

COMPANY OVERVIEW
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America. The Company is designed to provide its shareholders with maximum leverage to a rising gold price. Over the past four years, when the price of gold was low, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Seabridge's principal projects include the Courageous Lake property located in the Northwest Territories, the Grassy Mountain property located in Oregon and the KerrSulphurets and Red Mountain properties both located in British Columbia. Seabridge's common shares trade in Canada on the TSX Venture Exchange under the symbol "SEA" and in the United States on the American Stock Exchange under the symbol "SA".

RESULTS OF OPERATIONS
During the three months ended June 30, 2004 the Company incurred a loss of $517,000 or $0.02 per share compared to $231,000 or $0.01 per share in the same period of 2003. Management and consulting expenses were higher in the 2004 period due to compensation increases related to increased corporate activity and a new policy to compensate directors which commenced in late 2003. In the current period there was also a grant of stock options valued higher than in the 2003 period. In the current period there was a large increase in investor communications and exchange fees paid to list on the American Stock Exchange and higher fees for the annual TSX Venture Exchange which were expensed in the second quarter. Professional fees were higher in 2004 due to the Amex listing and accounting review.

For the six months ended June 30, 2004 the Company incurred a loss of $408,000 or $0.01 per share compared to $470,000 or $0.02 per share for the six-month period in 2003. The loss in the current period was reduced by a $581,000 income tax recovery adjustment relating to the recognition of the Company's tax assets after renouncing the Canadian Exploration Expenditures to the investors of the flow-through financings completed in 2003. Without the tax recovery the loss for the six-month period was $989,000. Management and consulting expenses were higher in the 2004 period due to compensation increases related to increased corporate activity and a new policy to compensate directors. In the current period there was also a grant of stock options valued at $36,000 compared to $12,000 in the corresponding 2003 period. In the current period there was also a large increase in investor communications and exchange fees which is not typical of ongoing costs as the Company undertook extensive investor information tours to help secure additional financing and incurred high costs for listing on the American Stock Exchange. Also in the 2004 quarter, a 75% owned subsidiary of the Company sold shares which it had received on optioning out a mineral property resulting in a gain of $75,000 offset by $19,000 representing the minority interest in the gain.

QUARTERLY INFORMATION
Selected financial information for the first and second quarters of 2004 and each of the last eight quarters for fiscal years 2003 and 2002:


                                                    2nd Quarter Ended      1st Quarter Ended
                                                     June 30, 2004            March 31 2004
-----------------------------------------------------------------------------------------------
(a) Revenue                                            $       Nil             $      Nil
(b) Profit (loss) for period                           $ (517,000)             $  109,000
(c) Earnings (loss) per share                          $    (0.02)             $     0.00
-----------------------------------------------------------------------------------------------


                          4th Quarter Ended      3rd Quarter Ended    2d Quarter Ended    1st Quarter Ended
                          December 31, 2003     September 30, 2003      June 30, 2003      March 31, 2003
--------------------------------------------------------------------------------------------------------------
(a) Revenue                 $       Nil           $        Nil         $        Nil          $      Nil
(b) Loss for period         $   623,000           $    245,000         $    231,000          $  239,000
(c) Loss per share          $      0.02           $       0.01         $       0.01          $     0.01
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                          4th Quarter Ended      3rd Quarter Ended   2nd Quarter Ended    1st Quarter Ended
                          December 31, 2002     September 30, 2002      June 30, 2002      March 31, 2002
--------------------------------------------------------------------------------------------------------------
(a) Revenue                 $       Nil           $        Nil          $       Nil          $      Nil
(b) Loss for period         $   538,000           $    671,000          $   267,000          $  154,000
(c) Loss per share          $      0.02           $       0.03          $      0.03          $     0.01
--------------------------------------------------------------------------------------------------------------


MINERAL INTEREST ACTIVITIES
For the three-month period ended June 30, 2004, the Company incurred expenditures of $829,000 on mineral interests compared to $3,588,000 in the same period of 2003 when a US$1,500,000 payment was required on the acquisition of Courageous Lake.

Of the expenditures incurred in the 2004 period, $729,000 was expended at its Courageous Lake project where work continues on an independent engineering study being prepared by Hatch and diamond drilling commenced. $44,000 was spent at Seabridge's Grassy Mountain project where the Company is updating geologic and resource models for the deposit. $27,000 was spent at its Red Mountain project where the Company is assessing alternative tailings disposal designs.

LIQUIDITY AND CAPITAL RESOURCES
Working capital at June 30, 2004, was $5,914,000 compared to $1,886,000 at December 31, 2003; the increase resulting from the private placement financing of $5,400,000 and $665,000 from warrant and stock option exercises. During the three-month period ended June 30, 2004, the Company's operating activities used $506,000 compared to $245,000 in the same period of 2003. Cash expenditures on mineral properties totalled $761,000 compared to $3,604,000 in 2003 when US$1,500,000 in payments were made to the former owners of the Courageous Lake property. Excess cash amounting to $4,369,000 was invested in guaranteed investment certificates with terms exceeding three months.

There is now sufficient cash on hand to complete the expected 2004 exploration expenditure and to cover corporate and administrative costs through 2005. It is anticipated that additional financing may be required in 2005.

CHANGE IN ACCOUNTING POLICY
On January 1, 2004 the Company retroactively adopted the new recommendations of Canadian Institute of Chartered Accountants ("CICA") handbook section 3110, Asset Retirement Obligations ("HB3110"). Under this standard, future costs of asset retirement have been recognized and recorded as a liability at the fair value. There was no material effect on the prior period financial statements for the change in the method of accounting for asset retirement obligations.

SHARES ISSUED AND OUTSTANDING
At August 11, 2004, the issued and outstanding common shares of the Company totalled 29,084,785. In addition, there are 1,966,400 stock options granted (of which 600,000 are unexercisable) and 287,500 warrants issued and outstanding. On a fully diluted basis there would be 31,338,685 common shares issued and outstanding.

RELATED PARTY TRANSACTIONS
During the six-month period ended June 30, 2004; a private company controlled by a director of the Company was paid $9,000 for technical services provided by his company related to the mineral properties; a private company controlled by a second director was paid $60,000 for consulting services rendered; and directors fees for outside directors amounted to $46,000.

Insiders of the Company purchased 350,000 of the common shares in the private placement which closed in April 2004.

OUTLOOK
During the balance of 2004, the Company will continue to make exploration expenditures to advance its major project being Courageous Lake and to review its other projects for possible joint venture opportunities while at the same time ensuring that funding is available for its corporate requirements.